

Mail Stop 3561

May 19, 2009

Jieming Huang
President and Chief Executive Officer
Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

> **RE:** **Baby Fox International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-150835**
> **Filed May 15, 2009**

Dear Mr. Huang:

      This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      Without limiting the generality of the foregoing, we note the following issue:

1.   Your registration statement does not include the interim financial statements required by Item 8-08 of Regulation S-X.

      You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Feel free to call Jay Williamson at (202) 551-3393 with any legal questions.   We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc.	Kristina Trauger